AVITAR, INC.
                                   65 DAN ROAD
                                CANTON, MA 02021


March 24, 2005


Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Mail Stop 0306
450 Fifth Street, N.W.
Washington, DC 02509

         Re:  Review of Avitar, Inc. Form 10-KSB/A for the Fiscal Year Ended
                 September 30, 2004 (SEC File No. 1-15695)

Dear Mr. Todd:

The following is our response to your letter dated March 11, 2005 containing comments on the review of our Form 10-KSB/A for the fiscal year ended September 30, 2004 (references are to numbered paragraphs in your letter). The amended Form 10-KSB/A-2 and Form 10-QSB/A for the quarter ended December 31, 2004, including amended Consolidated Financial Statements referred to in our responses, have been filed.

Form 10-KSB for the Fiscal Year Ended September 30, 2004

Item 6.  Management's Discussion and Analysis or Plan of Operation

             Results of Operations

1. Charges for the replacement of products that were included in cost of sales covered defective ORALscreen products in the Company's inventory that were never sold to customers. Charges for replacement of products included in selling, general and administrative expenses covered defective ORALscreen products that were sold to customers and were replaced under the Company's warranty for these products. The unit cost adjustments were necessary to reflect the increased direct cost of the ORALscreen drug tests replaced under the warranty during the year. In the future, the Company will treat these costs as cost of sales and will reclass prior year amounts to conform.

2. The Company has a warranty reserve for product warranties. The amount maintained in this reserve is based on estimated warranty costs for general product replacements and a specific reserve for quantities of products sold to customers that have been determined to be defective and will need to be replaced. Below is a reconciliation of the product warranty reserves for Fiscal 2004:

       Beginning Balance 9/30/03                            $274,549
       Additions to Reserves-During FY2004                    42,629
       Adjustments to reflect increased
                 product costs for preexisting
                 warranties                                   81,600
       Replacement of products                              (366,606)
       Ending Balance 9/30/04                               $ 42,103

     The Company will include this disclosure in future filings, if material.

3. As stated in our earlier letter dated March 4, 2005, in 2002 the Company notified the supplier that the supplier failed to perform its obligations under the agreement as specified in the Development Program. The
     Development Program, contained in Appendix A of the Oral Fluid Product Development Agreement dated as of February 1, 1999 (the "Agreement"), required the supplier to develop a single oral fluid drug test strip that would be used in a three-test panel and a five-test panel. These strips were to be developed in accordance with the specifications set forth in the Development Program and to be suitable for use in clinical trials in order to obtain FDA approval. While the supplier had commenced the Development Program, the supplier failed to meet the product performance specifications and the schedule set forth in the Development Program.

     The Compensation Terms for the supplier (set forth in Appendix B of the Agreement and in Section III-E) consisted of (a) monthly service fees of $10,000, subsequently increased to $20,000; (b) specified prices for each component delivered and (c) 2.5% royalty payments on sales of covered Products, provided however that the 2.5% royalty payments would be payable only if the Development Program was satisfactorily completed. Accordingly, while the Company had no legal obligation to pay the 2.5% royalty unless and until the Development Program was satisfactorily completed, the Company had reserved $242,000 as an estimated future obligation for these royalty payments in expectation that the Development Program would be satisfactorily completed. However, in 2002 and 2003 the Company could not prudently reverse this reserve because the supplier was arguing its entitlement to the royalties and demanding payment.

     Toward the end of Fiscal 2002, the supplier repeatedly demanded payment of the royalty payments allegedly due, and threatened legal claims. The Company responded by repeatedly advising the supplier that the royalty payments were not due because, in the Company's opinion, the performance specifications and schedule were not met, and therefore the Development Program was not satisfactorily completed. No legal proceedings were in fact commenced by either party. In the following fiscal years 2003 and 2004, the supplier did not commence any legal proceedings in connection with the royalties or otherwise. Furthermore, the supplier made no attempt to cure its failure to complete the Development Program (even assuming that such failure was curable). The Company also learned in 2004 that the supplier had dedicated its resources to another product development of a competing oral fluid drug testing product--a development which was in the Company's opinion in direct violation of the Agreement. This development made it even less likely, indeed in the Company's opinion impossible, that the supplier would be in any position to attempt to cure its failure to complete the Development Program. After the lapse of time over two years under all the above circumstances, including the inability of the supplier to cure its failure to complete the Development Program, which is the prerequisite for the royalty payments, the Company deemed the reversal appropriate.

4. Form 10-KSB/A and Form 10-QSB for the quarter ended December 31, 2004 have been amended to provide information regarding the Company's progress with the plan accepted by AMEX in March 2004.

     Item 8A. Controls and Procedures

5. Form 10-KSB/A and Form 10-QSB for the quarter ended December 31, 2004 have been amended to include that the officers' conclusions that controls and procedures in place are effective as that term is contemplated by Item 307 to Regulation S-B.


If you have questions regarding the responses contained herein, please contact me at (781) 821-2440, extension 139.

Sincerely,

/s/ Jay C. Leatherman, Jr.

Jay C. Leatherman, Jr.
Chief Financial Officer